January 17, 2007

Room 4561

Mr. Michael L. Baur
Chief Executive Officer
Scansource, Inc.
6 Logue Court
Greenville, SC 29615

> **Re:** **Scansource, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2006**
> **Filed September 1, 2006**
> **File No. 000-26926**

Dear Mr. Baur:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2006

Exhibit 13.1

Management's Discussion and Analysis, Results of Operations

Comparison of Fiscal Years Ended June 30, 2006 and 2005

Net Sales, North American Distribution, page 21

1.   In your discussion of the results of operations throughout your MD&A section, you sometimes refer to two or more sources as factors that contributed to a material change. However, you do not quantify the extent to which the identified

factors contributed to the change. For example, your discussion of North American Distribution revenues on page 21 indicates that the increase over the prior year was due to gain in market share, increased demand, new product lines and an increase in the number of large resellers who had previously purchased direct from manufacturers and these factors are not quantified. Describe how you considered Section to III.D of SEC Release 33-6835 in identifying and quantifying the extent of contribution of each of two or more factors underlying material changes in reported financial statement line items.

Liquidity and Capital Resources, page 35

2.   We note that your DSO has increased due to your granting longer payment terms to large customers who previously purchased direct from manufacturers on similar terms. Please tell us more about these longer payment terms and discuss the impact the terms have had on your evaluation of whether the related revenues are fixed or determinable.

3.   We note that your accounts payable include approximately $43 million of overdrafts as of June 30, 2006. Please explain to us how you considered separately reporting this amount within current liabilities. In addition, confirm for us that you report changes to these amounts as operating cash flows and explain why you believe that classification is appropriate.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or the undersigned at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief